EXHIBIT 99.1

                             INTRODUCTORY NOTE

     Baan Company N.V. in liquidatie was founded in the Netherlands in 1978 as a provider of enterprise business software applications. Prior to September 1, 2000, we were a global provider of enterprise business software applications. Through tender offers in July 2000 and August 2002, and through an asset purchase in July 2000, Invensys Holdings Limited ("Invensys Holdings"), an indirect wholly owned subsidiary of Invensys plc, has purchased all of our assets and has become the beneficial owner of approximately 91.69% of our common shares. As was anticipated in the July 2000 asset purchase agreement, Invensys Holdings began the process for our liquidation under Dutch law in September 2000 upon the completion of the asset purchase. Unforeseen consequences have delayed our liquidation, as further described below. Therefore, we still exist, but only for the purpose of winding up our affairs and distributing our assets. We have no operating businesses, no employees and no plants, property or equipment. Currently, Baan Software B.V. and Baan Carlisle Place Ltd are our only subsidiaries. Holders of our outstanding common shares are only entitled to receive euro 2.85 per share in the liquidation process.

     Although we have been and are still unable to provide U.S. GAAP financial statements to enable us to file a Form 20-F, we have endeavoured to keep shareholders informed about the status of our liquidation and of any other information that may be material to them.

                    BACKGROUND OF THE CURRENT SITUATION

     On May 31, 2000, Invensys Holdings offered to purchase all of our outstanding issued share capital for euro 2.85 per share. On July 26, 2000, Invensys Holdings announced that, as of the then current expiration date of the offer, approximately 134 million shares (approximately 50% of our outstanding shares) had been duly tendered. These tendered shares, when coupled with the 66 million shares then owned by Invensys Holdings, represented approximately 75% of our outstanding shares. As the original minimum condition (tender of 95% of our outstanding shares) had not been satisfied, Invensys Holdings extended the offer for five business days and reduced the minimum condition of the offer from 95% to a majority of our outstanding shares. The tender offer expired on August 29, 2000 and at the expiration, tendered shares combined with the shares already held by Invensys Holdings comprised approximately 80% of our outstanding shares.

     On July 26, 2000, in addition to extending the tender offer, we, Invensys Holdings and Invensys plc entered into an asset purchase agreement. Pursuant to this agreement, we agreed to sell and transfer our entire business to Invensys Holdings, including all assets and liabilities. Accordingly, Invensys Holdings agreed that, upon such sale, it would assume all of our liabilities and pay euro 762 million to us, subject to adjustment at the time of our liquidation, such that we will be able to distribute to our shareholders euro 2.85 per share (equal to the amount offered in the tender offer) on our liquidation. We agreed to refund to Invensys Holdings any amount in excess of this amount, if any, that would be distributed to shareholders. In the same agreement, Invensys plc guaranteed the performance of all obligations of Invensys Holdings under the agreement. On August 18, 2000, at an extraordinary general meeting of our shareholders, the asset purchase agreement was approved.

     The asset sale closed on September 1, 2000 and as of that date we ceased to be an operating company or to have any business activities or operating assets. At that time, we also changed our fiscal year end to August 31. At the time of this asset sale, we announced that we would be liquidated and that a sum of euro 2.85 per share (before tax and without interest) would be distributed to shareholders as part of our liquidation. The purchase price to be payable by Invensys Holdings for our assets and liabilities had been fixed at such a sum that, at the end of the liquidation, our shareholders could be paid a liquidation dividend of euro
2.85 per share. At the time, we anticipated that the liquidation would be completed prior to the first anniversary of the asset sale.

     Since September 1, 2000, several events and circumstances have combined to delay our efforts to liquidate. Under Dutch law, a company's shareholders must approve a proposal to put the company in liquidation at a general meeting. In order to hold the meeting, statutory accounts needed to be available. Unfortunately, prior to the preparation of such statutory accounts, our then current auditors, PricewaterhouseCoopers (PwC), resigned. This created difficulties in preparing the statutory accounts required under Dutch law in connection with our liquidation. In addition, PwC's resignation prevented the timely filing of our 2000 annual report on Form 20-F.

     We were unable to engage new auditors to audit the Dutch statutory accounts necessary to proceed with the liquidation until July 2001, when Ernst & Young were appointed as our auditors. As soon as the Dutch audited statutory accounts became available, our Management Board officially proposed our dissolution. The proposal was approved by the Supervisory Board and was passed by an absolute majority of our shareholders at a duly convened general meeting of shareholders on November 27, 2001. Under Dutch law, following the approval of shareholders of a proposal to liquidate, the liquidator must file its particulars and a notice of the dissolution with the trade register at the Chamber of Commerce of the Veluwe and Twente. The words "in liquidatie" have been added to our name, which indicates that we are in the process of liquidation. We have been in liquidation since November 27, 2001.

     After approving our dissolution, the members of the then-current Management Board and Supervisory Board resigned, our Articles of Association were amended such that no Supervisory Board is required and Invensys Administratie BV ("Administratie"), an indirect but wholly owned subsidiary of Invensys plc, became the sole member of our Management Board. The Management Board, as constituted, is our liquidator and will remain in existence as long as necessary for the winding up.

     Administratie, as the sole member of the Management Board, is charged with the winding up of our affairs and distribution of our assets. Under Dutch law, the actions of the liquidator must be in the best interest of the objective of winding up the company instead of the objectives of the company as set out in its articles of association.

     The liquidator's priority must be to payment of the liabilities of the company. As described below, we are currently a defendant in several lawsuits. In order to liquidate and make a liquidation distribution to shareholders under Dutch law, a company has to make a financial reservation in order to pay potential creditors. The liquidators may not adversely affect the financial position of the creditors and potential creditors, such as plaintiffs, when they liquidate a company. The creditors and plaintiffs are affected adversely if, after the liquidation, the company has insufficient assets to pay its claims.

     If the liquidator is of the opinion that it is likely that the liabilities of the company will exceed its assets, the liquidator shall apply to the court for a declaration of insolvency of the company, unless the creditors prefer a company's voluntary winding up instead of an insolvency. If the assets exceed the liabilities, the liquidator shall pay all liabilities and the costs of the winding up of the company using the assets of the company. After the liabilities and costs of winding up are paid, if there is a surplus, the liquidator shall render an account concerning the amount and compilation of the surplus, and determine the strategy of how it is going to divide any surplus. It will file its account and strategy at the Chamber of Commerce of the Veluwe and Twente and at the office of the company for a period of at least two months, where it shall be accessible to anyone. The liquidator is required to publish notice regarding the account and strategy, indicating where they are filed.

     Any remaining creditors can file a request of payment at the court within the two-month period after the account and strategy are filed. The liquidator is required to publish notice of any such requests as well as the result of the request. In principle, the liquidator cannot divide the surplus until the court reaches a verdict or the request has been withdrawn. This civil procedure can delay the winding up for a considerable period of time.

     Distribution of assets in advance can accelerate winding up a company. Although the liquidator cannot divide the surplus irrevocably until any and all litigation has ended, it is allowed to divide assets in advance, before the account is filed. The liquidator can do so on its own authority. After the account is filed the liquidator is still allowed to divide the assets, but only with permission of the court. If it appears that assets have been distributed contrary to the account filed, then the liquidator will be obliged to reclaim those assets.

     The liquidator will divide the surplus in accordance with article 43(3) of our amended articles of association as follows: First, the holders of finance preference shares, if any, are to receive an established amount. We have no finance preference shares. Second, the balance then remaining shall be distributed among the holders of common shares in proportion to the number of common shares held by each of them. As discussed above, the adjustment to the purchase price paid by Invensys Holdings pursuant to the asset purchase agreement must enable us to pay each remaining shareholder euro 2.85 per share. Under no circumstances will our shareholders receive more than euro 2.85 per share.

     The winding up ends when the liquidator has paid the liabilities and the costs of the winding up, and if there is a surplus, has distributed all of the assets of the company. The company ceases to exist when the winding up ends. The duration of winding up the company largely depends on whether one or more creditors will file a request at the court.

     Since, under Dutch law, we cannot make an irrevocable liquidation payment until adequate reserves for the contingent liabilities related to the litigation have been made, we are unable to distribute the liquidation distribution to our shareholders at this time. Nonetheless, we are committed to our liquidation and to ensuring that our remaining shareholders receive euro 2.85 per share.

     Further to this commitment, in an attempt to distribute this amount to our shareholders in advance of our winding up, on June 19, 2002, Invensys Holdings commenced an exit offer on all our outstanding shares at an offer price of euro 2.85 per share, to expire on July 19, 2002 unless extended. The offer was extended for approximately four weeks, closing on August 16, 2002. As of August 16, 2002, 9.69% of our then outstanding common shares were purchased by Invensys Holdings for euro 2.85 per share under the exit offer. Invensys Holdings currently holds approximately 91.69% of our issued shares.

     We are still unsure of the timing of our final winding up. As a result, we continue to explore other reasonable mechanisms by which our last remaining shareholders will be able to receive the liquidation distribution of euro 2.85 per share prior to our final liquidation. At present we have not identified a suitable mechanism and it is likely that the liquidation will have to be completed in accordance with the normal procedures for the remaining shareholders to receive euro 2.85 per share.

     We are in the process of preparing Dutch GAAP financial statements for the fiscal year ended August 31, 2002 and will file them on Form 6-K when they are available.

                     SUMMARY OF OUTSTANDING LITIGATION

     We and our former subsidiaries were party to legal proceedings from time to time, which included claims by customers, suppliers, other vendors, resellers and former employees. A number of cases are still active and outstanding.

     We are named directly as a defendant in a number of the remaining active cases, three of which are shareholder suits.

     In October of 1998, we and some of our then current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that we allegedly violated some of the U.S. securities laws by making purportedly false and misleading statements about our operations during the period from around the end of January 1997 through mid-October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On June 21, 2000, the court granted our motion to dismiss for lack of subject matter jurisdiction the claims of those plaintiffs who neither resided in the United States when they purchased the stock nor made their stock purchases in the United States. In July 2002, the court granted the plaintiffs' motion for class certification of the remaining class. Fact discovery is largely completed, and the parties are engaged in expert witness discovery. The timetable for resolution of this matter is uncertain.

     On December 22, 2000, a group of about 250 of our Dutch shareholders filed a lawsuit entitled Ronner, et al. v. Baan, et al., in the District Court of Arnheim, the Netherlands. Additional plaintiffs subsequently joined the action and now number approximately 450. The underlying allegations in this lawsuit are substantially identical to those in the Salerno class action lawsuit described above. We sought a stay of these proceedings pending resolution in the U.S. courts of the factual and U.S. securities laws issues in the Salerno lawsuit. The District Court of Arnheim declined to stay the proceedings, but on appeal, the Arnheim Court of Appeals ordered the proceedings stayed until the U.S. court in the Salerno lawsuit renders judgment or March 17, 2004, by which date if there has been no judgment in the Salerno lawsuit, the Arnheim District Court is to be advised as to when a judgment in the Salerno lawsuit may be expected. The timetable for resolution of this matter is uncertain.

     In September 1999, we and some of our then current or former officers and directors were named as defendants in a separate lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the Northern District of Georgia. The complaint asserts purported claims for breach of contract, violation of U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with our acquisition in September 1998 of CAPS Logistics, Inc. ("CAPS"). The plaintiffs, who are three of the four selling shareholders, allege that some of our public financial reports allegedly relied upon by the plaintiffs in connection with the transaction were materially false and misleading, that some of our officers made materially false and misleading statements to one or more of the plaintiffs during the negotiations leading to the acquisition, and that we did not comply with some of the representations and warranties in the acquisition agreement. Plaintiffs seek rescission of our purchase of CAPS and the return of CAPS to the plaintiffs, as well as unspecified economic damages. Fact discovery in the case is largely completed, and the parties are engaged in expert witness discovery. The timetable for resolution of this matter is uncertain.

     We are also party to a number of litigations relating to customers which have not been resolved.

     We have been advised that judgments of United States courts, including judgments against us, our directors or our officers, predicated on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in the Netherlands.

     Best efforts have been made to assess our contingent liability for damages, legal and other costs arising from litigation. Any litigation involves potential risk and potentially significant costs. There can be no assurance therefore, that any litigation that is now pending or which may arise in the future will not have a material adverse effect.

                         FORWARD-LOOKING STATEMENTS

     This Exhibit to the Form 12b-25 contains forward-looking statements that are based on current expectations, estimates and projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements in this Exhibit to the Form 12b-25.

                     IMPORTANT INVESTOR CONSIDERATIONS

We have no operations.
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     After the sale of all our assets to Invensys Holdings and the assumption by Invensys Holdings of all of our liabilities, we ceased to be an operating company. Our only asset is a loan to Invensys Holdings of euro 762 million reflecting the purchase price for the asset sale. As part of the asset sale, Invensys Holdings agreed that it would pursue our liquidation and would contribute sufficient funds so that upon liquidation all of our remaining shareholders would receive euro 2.85 per share. Because we have no other assets and have no operations, we cannot generate any profits and cannot make any distributions prior to liquidation. Essentially, each common share represents the right to receive euro 2.85 per share upon our liquidation when it occurs.

We do not know when our liquidation will be complete.
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     As described elsewhere herein, a number of steps need to be taken in order for the liquidation to occur. While the shareholders have approved the liquidation and we are in liquidation under Dutch law, the final liquidation and distribution to shareholders depends on several factors that are not within our control. For instance, we are currently a defendant in several lawsuits. Under Dutch law, we cannot make an irrevocable liquidation payment until adequate reserves for the contingent liabilities related to the litigation have been made. Nonetheless, we remain committed to our liquidation and to ensuring that our remaining shareholders receive euro 2.85 per share thereupon.

Our shares only trade on Euronext and the U.S. over-the-counter market with
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low daily trading volumes.
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     We continue to be listed and our common shares trade on Euronext, although average daily trading volumes are less than 0.1% of the outstanding shares not owned by Invensys Holdings. However, our shares were de-listed from the NASDAQ National Market on application by us effective as of October 6, 2000. The common shares do trade in the U.S. on the "Other OTC" or "Grey Market," but there are no market makers and daily trading volumes have been low since the delisting. As a result, liquidity for our common shares is severely reduced.

Impact of Litigation
--------------------

     As previously discussed above, we are currently a defendant in several lawsuits. In general, there is no prohibition on the proposal or approval of dissolution merely because a civil procedure has been instituted against a company. However, under Dutch law, we have to make a financial reservation in order to pay potential creditors. The liquidators may not adversely affect the financial position of the creditors and potential creditors, such as plaintiffs, when they dissolve a company. The creditors and plaintiffs would be affected adversely if, after the dissolution, the company had insufficient assets to pay the claims. If liquidators find that the liabilities of the company exceed its assets, they are under an obligation to file a bankruptcy petition to the court. Consequently, the creditors and the plaintiffs will have to lodge their claim to the receiver, with the risk that they will only receive part of their claim, or nothing at all.

     Because of the uncertainty surrounding ongoing litigation, the amount of the contingent liability and the corresponding reservation that must be made to satisfy that contingent liability, we believe it would be imprudent to proceed with the liquidation until the litigation is resolved.

United States judgments against Netherlands corporations, directors and
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officers are not directly enforceable in the Netherlands.
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     We have been advised that judgments of United States courts, including judgments against us, our directors or our officers, predicated on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in the Netherlands.